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                      October 10, 2023

       Martin Shen
       Chief Executive Officer
       FingerMotion, Inc.
       111 Somerset Road
       Level 3, Singapore 238164

                                                        Re: FingerMotion, Inc.
                                                            Form 10-K for the
Fiscal Year Ended February 28, 2023
                                                            File No. 001-41187

       Dear Martin Shen:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Disclosure Review Program
       cc:                                              Michael Shannon